

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 20, 2009

<u>**Via U.S. Mail and Fax**</u>
Mr. David H. Dingus
Principal Executive Officer
AZZ, Inc.
University Centre I, Suite 200
1300 South University Drive
Fort Worth, Texas   76107

> **RE:    AZZ, Inc.**
> **Form 10-K for the fiscal year ended February 27, 2008**
> **Filed May 12, 2008 and**
> **Forms 10-Q for the quarters ended November 30, 2008**
> **Filed January 9, 2009**
> **File No. 001-2777**

Dear Mr. Dingus:

We have reviewed the above referenced filings and have the following comments.  We have limited our review to only your financial statements and related disclosures and will make no further review of your documents.  As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending February 27, 2008
Item 7 Management Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 16

1. We note that you disclose the required ratios for your material debt covenants. In this regard, please disclose and explain the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary.

2. We note that you issued $100 million aggregate principal amount of 6.24% unsecured Senior Notes on March 31, 2008. Please tell us whether the Notes agreement contains covenants that restrict your ability to incur additional debt, lien and contingent liabilities, and if so, discuss how these restrictions impact your ability to undertake additional debt or equity financing. Disclose your alternate sources of funding and, to the extent material, the consequences of accessing them. Refer to FRC 501.13c for additional guidance.

Accruals for Contingent Liabilities, page 20

3. With respect to your contingent liabilities and compliance costs regarding air emissions, storm water runoff and the generation, handling, storage, transportation, treatment, and disposal of waste materials, Staff Accounting Bulletin 5:Y was issued to provide our interpretation of current accounting literature and disclosure requirements and serve as guidance for public companies in their disclosures regarding contingent liabilities. In that SAB, we clearly state that we believe that environmental liabilities typically are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being unclear and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on a registrant's financial condition, results of operations, or liquidity. Please explain to us your judgment and assumptions in the recognition and measurement of your environmental contingent liabilities.

\*   \*   \*   \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested supplemental information.  Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director